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12061986

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-48755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2011 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RYAN FINANCIAL, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO. 39617

89 MAIN STREET
(No. and Street)

ANDOVER (City) MA (State) 01810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TARA McDERMOTT 1-978-475-1500 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tara McDermott (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

COMMONWEALTH OF MASSACHUSETTS

Tara McDermott personally appeared before me, the undersigned notary public, and proved to me his/her identity through satisfactory evidence, which were Drivers License to be the person whose name is signed on the preceding or attached document in my presence on this 28 day of November 2012

PAMELA J. ADAMS, Notary Public
My Commission Expires May 18, 2018


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To The Board of Directors
Ryan Financial, Inc.
Andover, MA

I have audited the accompanying statement of financial condition of Ryan Financial, Inc., as of September 30, 2012, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ryan Financial, Inc., as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll, CPA, PC
November 19, 2012

Ryan Financial, Inc.
Statement of Financial Condition
September 30, 2012

Assets

Cash & Cash Equivalent	$ 312
Cash – Restricted	37,743
Pepaid Fidelity Bond	197
Receivable From Affiliate	121,026
Receivable From Clearing Brokers	12,843
Prepaid Income Taxes	1,065
	$ 173,186

Liabilities and Stockholders' Equity

Liabilities	
Accounts Payable	$ 3,000
Due to Clearing Company	113
	3,113
Stockholders' Equity	
Common Stock, no Par Value	
Authorized 20,000 Shares,	
Issued and Outstanding 1,000 Shares	10,000
Additional Paid in Capital	17,022
Retained Earnings	143,051
	170,073
	$ 173,186

See Independent Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Statement of Income and Retained Earinings
For The Year Ended September 30, 2012

Revenues:	
Commissions and Annuity Income	$ 947,327
Interest income	4
	947,331
Expenses:	
Reimbursed Expenses (Schedule A)	891,887
Clearing Fees and Ticket Charges	21,163
Regulatory Expense	8,138
Professional Fees	7,250
Fidelity Bond	2,366
Taxes-Other	285
Bank Charges	240
	931,329
Income Before Income Taxes	16,002
Provision for Income Taxes	3,964
Net Income	12,038
Retained Earnings, Beginning	131,013
Retained Earnings, Ending	$ 143,051

Ryan Financial, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended September 30, 2012

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	
	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL
Balance October 1, 2011	10,000	$10,000	$17,022	$131,013	$158,035
Net Income				12,038	12,038
Balance September 30, 2012	10,000	$10,000	$17,022	$143,051	$170,073

See Independent Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Statement of Cash Flows
Twelve Months Ended September 30, 2012

Cash Provided From Operations		
Net Income (Loss)	$12,038	
Adjustments		
Add:		
Due From Clearing Broker	37	
Accounts Payable	36	
Due to Clearing Company	113	
Less:		
Cash Restricted	(4)	
Due From Affiliate	(11,187)	
Commision Receivable	(749)	
Prepaid Income Taxes	(1,065)	
Accrued Income Taxes	(4,153)	
Cash From Operations		(4,934)
Cash Flows – Invested		
Investing Cash Flows		0
Cash Flows – Financing		
Financing Cash Flows		0
Cash Increase (Decrease)		(4,934)
Cash - Beginning of Year		
Cash	5,246	
Total Beginning of Year		5,246
Cash on Statement Date		$ 312

See Independent Accountant's Report and Accompanying Notes

Schedule A

Ryan Financial, Inc.
Reimbursed Expenses
Year Ended September 30, 2012

Salaries and employment costs – officers	$ 739,024
Other employee compensation and benefits	56,990
Regulatory fees and expenses	24,230
Other expenses	71,643
Total	$ 891,887

See Independent Accountant's Report and Accompanying Notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On October 1, 1995, Ryan Financial, Inc., (the Company) was formed to engage in and carry on the business of a broker-dealer in Massachusetts. The Company's main office is in Andover, Massachusetts. The Company primarily sells mutual funds and variable annuities and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of mutual funds and variable annuities.

Income Taxes

The Company complies with FASB ASC 740 "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilitittes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At September 30, 2012, the Company had approximately $0 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition

Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Trail fees from mutual funds and variable annunities are reported on the accrual basis.

Commissions

Commissions expenses and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $34,187 at September 30, 2012, which exceed required net capital of $5,000 by $29,187. The ratio of aggregate indebtedness to net capital at September 30, 2012 was .09 to 1.0.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritzes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

4. FAIR VALUE (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2012.

Fair Value Measurements on a Recurring Basis
As of September 30, 2012

ASSETS	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash and securities segregated under federal and other regulations	$37,743	$ 0	$ 0	$ 0	$37,743
LIABILITIES	0	0	0	0	0
TOTALS	$37,743	$ 0	$ 0	$ 0	$37,743

5. RESTRICTED CASH

The Company is required to maintain a restricted reserve cash account with Raymond James & Associates, Inc. with a minimum balance of $25,000. As of September 30, 2012, the balance was $ 37,743.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 19, 2012, the date on which the financial statements were available to be issued.

7. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB ASC 740, Accounting for Income Taxes, is as follows:

Federal	$ 2,124
State	1,840
	$ 3,964

INCOME TAXES (continued)

The corporation files its tax returns as a member of a controlled group, a brother-sister group, with Ryan Financial Advisors, Inc.

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns.

The Company recognizes the accrual of any interest and penalties related to any unrecognized tax benefits in income tax expense. No interest or penalties were recognized in fiscal year ended September 30, 2012.

The Company is no longer subject to federal or state tax examination by tax authorities for years before September 30, 2008.

8. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ -
Income taxes	$ 4,965

9. RELATED PARTY TRANSACTIONS

The Company has a cost sharing agreement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. (affiliate) have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. All commission and trail fee income is transferred to Ryan Financial Advisors, Inc. For the fiscal year ended September 30, 2012, approximately $903,074 was transferred to Ryan Financial Advisors, Inc. Under the cost sharing agreement, $891,887 was allocated to Ryan Financial, Inc. The balance due from affiliate at September 30, 2012, was $121,026.

SUPPLEMENTARY INFORMATION

Ryan Financial, Inc.
Schedule I
Computation of Net Capital
September 30, 2012

Net Capital		
Total Stockholders' Equity		$ 170,073
Nonallowable assets		
Prepaid Income Taxes	1,065	
Prepaid Fidelity Bond	197	
Receivable from Affiliate	121,026	
Receivable from Clearing Broker	12,843	135,131
		34,942
Deductions and Haircuts		
Haircuts	755	
		755
Net Capital		34,187
Less: Capital requirement		5,000
Excess Capital		$ 28,187
Aggregate Indebtedness		$ 3,113
Ratio of Aggregate Indebtedness to Net Capital		.09 to 1.0

See Independent Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
September 30, 2012

Unaudited Net Capital	$ 29,364
Excess Deductible- Fidelty Bond	5,000
Year End Income Tax Accrual Adjustment	(177)
Audited Net Capital	$ 34,187

See Independent Accountant's Report and Accompanying Notes

Ryan Financial, Inc.

Supplemental SIPC Report

September 30, 2012


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

The Board of Directors
Ryan Financial, Inc.
Andover, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Ryan Financial, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, soley to assist you and the other specified parties in evaluating Ryan Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ryan Financial, Inc.'s management is responsible for the Ryan Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E. Karll CPA, P.C.

Harvey E. Karll, CPA, PC
November 19, 2012

Ryan Financial, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Fiscal Year Ended September 30, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 0
Less Payments Made:			
	Date Paid	Amount	
		$	
Prior year overpayment applied			$ 150
Interest on late payment(s)			0
Total Assessment Balance and Interest Due			$ 0
Payment made with Form SIPC-7			$ 0
Overpayment carried forward			$ 150

Ryan Financial, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Fiscal Year Ended September 30, 2012

Total revenue	$ 947,331
Additions:	
Total additions	$ 947,331
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	946,131
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	21,162
Net gain from securities in investment accounts	1
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 967,294
SIPC NET OPERATING REVENUES	($ 19,963)
GENERAL ASSESSMENT 0.0025	$ 0

See Independent Accountant's Report & Accompanying Notes